FREE WRITING PROSPECTUS Filed pursuant to Rule 433 Registration Statement No. 333-184193

Deutsche Bank

Dear Deutsche Bank Shareholder,

According to the information available to us, you are a holder of Deutsche Bank AG common shares in the United States, either as a registered holder or as a beneficial owner. We are writing to advise you that we have launched an offering of rights to acquire additional, new Deutsche Bank AG shares. You will receive one tradable subscription right in respect of each share you own. In the rights offering, you will be able to exercise your rights to subscribe for new shares, at a subscription ratio of 18 rights to 5 new shares (3.6 to 1). If you do not wish to exercise your rights, you can instruct your broker to attempt to sell them on the New York Stock Exchange (NYSE). The subscription rights will trade on the NYSE from June 6, 2014 through June 18, 2014.

You must either exercise rights or sell rights to receive any benefit from the rights. If you neither exercise nor sell your rights by your broker’s deadlines (which, in the case of sales of rights, must be prior to the termination of trading of the rights on the NYSE on June 18, 2014), they will expire without value. This means that your rights will become null and void, and you will receive no compensation for any expired rights.

You must take action now to realize any value from your rights!

You must instruct your broker to exercise rights or to attempt to sell rights. If you wish to purchase additional rights on the NYSE, please contact your broker directly. Rights may only be exercised for one single share or integral multiples thereof, at a subscription ratio of 18 rights to 5 new shares (3.6 to 1). No fractional shares will be issued. Accordingly, even if you decide to exercise all of your rights, you may hold more rights than can be exercised for an integral number of new shares. You must either attempt to sell these excess rights or purchase enough additional rights to be able to subscribe for one or more additional shares. Moreover, because rights must be exercised in integral numbers and fractional rights are not tradable on the NYSE, if you exercise, for example, 4 rights to be able to subscribe for one new share, you will receive no value in respect of the remaining fractional right (0.4 of a right).

We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this letter relates. Before you invest, you should read the prospectus in that registration statement, the supplement to that prospectus we filed with the SEC on June 5, 2014 and other documents we have filed with the SEC for more complete information about Deutsche Bank and the rights offering. You may obtain these documents free of charge by visiting EDGAR on the SEC’s website at www.sec.gov. In particular, you may obtain the prospectus and the supplement thereto at:

http://www.sec.gov/Archives/edgar/data/1159508/000119312514227117/d737519d424b2.htm

Alternatively, to request a copy of the prospectus, please contact Georgeson Inc. at (800) 561-3991, via email at Deutsche@Georgeson.com or write to Georgeson Inc. at 480 Washington Blvd, 26th floor, Jersey City NJ 07310.

Sincerely yours,

DEUTSCHE BANK AG

Chairman of the Supervisory Board: Paul Achleitner

Management Board: Jürgen Fitschen (Co-Chairman), Anshuman Jain (Co-Chairman), Stefan Krause, Stephan Leithner, Stuart Lewis, Rainer Neske, Henry Ritchotte

Deutsche Bank Aktiengesellschaft domiciled in Frankfurt am Main; Local Court of Frankfurt am Main, HRB No 30 000; VAT ID No DE114103379; www.db.com